Filed pursuant to Rule 424(b)(3)

Registration No. 333-265492

Prospectus Supplement dated July 3, 2024

(to Prospectus Supplement dated August 14, 2023)

NRx Pharmaceuticals, Inc.

Up to $4,852,909 of Shares of Common Stock

This supplement is part of, and should be read in conjunction with, our prospectus supplement dated August 14, 2023, as amended on April 15, 2024 (the “Prospectus Supplement”), and the accompanying prospectus thereto dated June 21, 2022 (the “Base Prospectus”), all of which is filed as part of our registration statement on Form S-3 (File No. 333-265492). The Base Prospectus, Prospectus Supplement, this sticker supplement, and all supplements to or documents incorporated by reference into the Base Prospectus, Prospectus Supplement and this sticker supplement, are collectively referred to as the “Prospectus.”

The Prospectus relates to the sale of shares of our common stock, par value $0.001 per share, or the “common stock” in an “at-the-market” offering (the “ATM Program”) pursuant to the at the market offering agreement, dated August 14, 2023 (the “ATM Agreement”). In accordance with the terms of the ATM Agreement, we may offer and sell from time-to-time shares of our common stock through H.C. Wainwright & Co., LLC, acting as our sales agent. Effective as of the date of this prospectus supplement, the aggregate offering price of common stock to be sold through our ATM Program pursuant to the ATM Agreement is $4,852,909. As of the date hereof, we have sold $1.0 million under the ATM Program.

The terms “Company,” “we,” “us” and “our” refer to NRx Pharmaceuticals, Inc., a Delaware corporation.

RISK FACTORS

The following paragraphs are added to and supplements the risk factors found in the section titled “RISK FACTORS - Risks Related to this Offering and our Common Stock” contained on page S-4 of Prospectus Supplements:

The Company has been named in a complaint seeking repayment of certain amounts payable under a convertible promissory note totaling approximately $6.5 million as of the date of this Prospectus Supplement, and seeking to enjoin a proposed partial spinoff of a subsidiary of the Company, among other claims. In the event the Company is unsuccessful in defending the action, and/or the Company is unable to satisfy the note, the Company’s financial condition and results from operations will be materially and adversely affected.

On April 24, 2024, Streeterville Capital, LLC (“Streeterville”) filed a complaint in the Third Judicial Court of Salt Lake County, State of Utah, captioned Streeterville Capital, LLC vs. NRx Pharmaceuticals, Inc. alleging, among other things, a default due to the proposed partial spin-off to the Company’s stockholders of HOPE Therapeutics, Inc. (“Spin-Off”) and in the payment of certain indebtedness of the Company owed to Streeterville under the terms of a certain Convertible Promissory Note, dated November 4, 2022, as amended on March 30, 2023, July 10, 2023, February 9, 2024 (as amended, the “Note”), resulting in the acceleration of all indebtedness owed to Streeterville, alleged to be approximately $6.5 million, and seeking to enjoin the Spin-Off (the “Complaint”). The Complaint was amended on May 2, 2024 to add a cause of action for alleged defamation of Streeterville resulting from certain statements contained in the Company’s public filings (“Amended Complaint”). The Amended Complaint has been removed from State court to Federal court, and has been stayed pending arbitration. The Company denies the allegations in the Amended Complaint and intends to vigorously defend the allegations set forth therein, and assert certain counterclaims in the arbitration. Management also intends to raise alternative sources of capital to satisfy all amounts due and payable Streeterville under the terms of the Note. In the event Streeterville is successful in its claims set forth in the Amended Complaint, and the Company is otherwise unable to satisfy the Streeterville Note, the Company’s financial condition and results from operations will be materially and adversely affected.

The Company’s received a notice of termination of its exclusive development, supply, marketing and license agreement for one of its major drug candidates, NRX-101, requiring the reimbursement of up to approximately $4.5 million (“Advanced Amounts”). In the event the Company is unable to pay the Advanced Amounts, or in the event the Company is unable to attract and/or retain new and existing collaborators with development, regulatory, manufacturing and commercialization expertise to advance the development of NRX-101, its financial condition and operations will be materially and adversely affected.

On June 21, 2024, the Company received a notice of termination of Exclusive, Global – Development, Supply, Marketing & License Agreement, dated as of June 2, 2023, as amended dated February 7, 2024 (“Amendment”), by and between the Company, Alvogen, Inc., Alvogen Pharma US, Inc. and Lotus Pharmaceutical Co. Ltd (collectively, “Alvogen”) (together with the Amendment, the “Agreement”), effective immediately. The Agreement provided for the joint development, supply, marketing, commercialization and license to Alvogen of NRX-101. NRX-101 is an FDA-designated investigational breakthrough therapy for suicidal treatment-resistant bipolar depression and chronic pain. The Company partnered with Alvogen around the development and marketing of NRX-101 for the treatment of suicidal bipolar depression.

Under the terms of the Agreement, the Company and Alvogen will, in good faith, discuss, negotiate and seek to agree to a royalty amount due Alvogen by the Company within the next thirty (30) days. In its notice of termination, Alvogen states that the amounts incurred by or on behalf of Alvogen and its affiliates in connection with the exploitation of NRX-101 is $113,405 plus an additional $4,389,300, representing reimbursement of an advance milestone payment paid to the Company by Alvogen in February 2024 in connection with the Amendment, and reimbursable costs under the Agreement (“Advanced Amounts”). In the event the Company is unable to successfully negotiate a royalty amount due Alvogen by the Company within the next thirty (30) days from the date of termination of the Agreement, pay the Advanced Amounts, or is otherwise unable to attract and/or retain new and existing collaborators with development, regulatory, manufacturing and commercialization expertise to advance the development of NRX-101, its financial condition and operations will be materially and adversely affected.

This sticker supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This sticker supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Our common stock is listed on the Nasdaq Capital Market under the symbol “NRXP.” On July 2, 2024 the last reported sale price of our common stock on the Nasdaq Capital Market was $2.60 per share.

Investing in our securities involves a high degree of risk, including the risk of a substantial loss of investment. Before purchasing any shares of our common stock, you should read the discussion of the principal risks of investing in our securities, which are summarized in “Risk Factors” beginning on page S-4 of the Prospectus Supplement and page 10 of the Base Prospectus, as well as in other documents incorporated by reference into the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the Prospectus Supplement or the Base Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is July 3, 2024.